UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

(Title of Class of Securities)

09777B107**

(CUSIP Number)

Yao Sun

17/F, CITIC Securities Tower

No. 48 Liangmaqiao Road

Chaoyang District

Beijing

People's Republic of China

Telephone: +86 (10) 6083-7800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with a copy to:

Ke Geng
O'Melveny & Myers LLP
Yin Tai Centre, Office Tower, 37th Floor No. 2 Jianguomenwai Ave. Chao Yang District Beijing People's Republic of China
Telephone: +86-10-6563-4261

April 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, of Bona Film Group Limited, each two representing one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09777B107

1		NAME OF REPORTING PERSONS Uranus Connection Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS AF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14		TYPE OF REPORTING PERSON CO

CUSIP No. 09777B107

1		NAME OF REPORTING PERSONS Gstone Investment International Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS AF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14		TYPE OF REPORTING PERSON CO

CUSIP No. 09777B107

1		NAME OF REPORTING PERSONS Goldstone Investment International Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS AF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14		TYPE OF REPORTING PERSON CO

CUSIP No. 09777B107

1		NAME OF REPORTING PERSONS Goldstone Boxin Investment Management Co., Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS AF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14		TYPE OF REPORTING PERSON CO

CUSIP No. 09777B107

1		NAME OF REPORTING PERSONS Goldstone Investment Co., Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS AF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14		TYPE OF REPORTING PERSON CO

CUSIP No. 09777B107

1		NAME OF REPORTING PERSONS CITIC Securities Company Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS AF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14		TYPE OF REPORTING PERSON CO

This Amendment No.1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on December 23, 2015 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”). Capitalized terms used in this Amendment and no otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends Item 2 of the Original Schedule 13D by replacing Schedule A to the Original Schedule 13D with Schedule A hereto.

Item 4. Purpose of Transaction.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

On March 4, 2016, at 10:00 a.m. (Hong Kong time), an extraordinary general meeting of the shareholders of the Issuer was held at the Issuer’s office at 18/F, Tower 1, U-town Office Building, No. 1 San Feng Bei Li, Chaoyang District, Beijing 100020, the People’s Republic of China. At the extraordinary general meeting, the shareholders of the Issuer voted to authorize and approve the Merger Agreement, the plan of merger substantially in the form attached as Exhibit A to the Merger Agreement (the “plan of merger”) and the transactions contemplated by the Merger Agreement, including the Merger.

On April 8, 2016, the Issuer and Merger Sub filed the plan of merger with the Cayman Islands Registrar of Companies, pursuant to which the Merger became effective on April 8, 2016. As a result of the Merger, the Issuer ceased to be a publicly traded company and became wholly owned by Parent.

At the effective time of the Merger (the “Effective Time”), each Share, including Shares represented by ADSs, issued and outstanding immediately prior to the Effective Time, other than (a) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Issuer (as treasury, if any), or by any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Issuer, (b) Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Issuer for settlement upon exercise or vesting of Company Share Awards (as defined below), (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under Cayman Islands Companies Law (the “CICL”) (the “Dissenting Shares”), and (d) Shares (including Shares issuable under the Company Options (as defined below), the Restricted Shares (as defined below) and Shares represented by ADSs) beneficially owned by the Rollover Shareholders (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), has been cancelled in exchange for the right to receive $27.40 in cash per Share without interest and net of any applicable withholding taxes. Each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) has been cancelled in exchange for the right to receive $13.70 in cash per ADS without interest and net of any applicable withholding taxes (less $0.05 per ADS cancellation fees pursuant to the terms and conditions of the deposit agreement, dated as of December 8, 2010, by and among the Issuer, Deutsche Bank Trust Company Americas and the holders and beneficial owners from time to time of ADSs issued thereunder, as may be amended from time to time). Each of the Excluded Shares other than Dissenting Shares has been cancelled for no consideration. Each of the Dissenting Shares has been cancelled and each holder thereof is entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the CICL.

In addition, at the Effective Time, the Issuer terminated the Issuer’s 2009 Stock Incentive Plan and the 2010 Stock Incentive Plan (collectively, the “Share Incentive Plans”), terminated all relevant award agreements entered into under the Share Incentive Plans, and cancelled all options to purchase Shares or ADSs (the “Company Options”) and all restricted shares (the “Restricted Shares”, collectively with the Company Options, the “Company Share Awards”) granted under the Share Incentive Plans that are then outstanding and unexercised, whether or not vested or exercisable.

At the Effective Time, as to the Company Options that are not Rollover Shares: (a) each Company Option vested on or prior to the Effective Time (a “Vested Company Option”) has been cancelled in exchange for the right to receive either a cash amount equal to the excess of $27.40 over the applicable per share exercise price of such Vested Company Option or, as agreed upon by the holder thereof and Parent, an equity incentive award of Parent with substantially the same economic value as such Vested Company Option under the terms to be determined by Parent; (b) each Company Option not vested on or prior to the Effective Time (an “Unvested Company Option”) has been cancelled in exchange for a right to receive an equity incentive award of Parent with substantially the same economic value as such Unvested Company Option under the terms to be determined by Parent. The payment or grant of substituted equity incentive awards in connection with the treatment of applicable Company Options will be made by the surviving corporation or Parent, as applicable, as promptly as practicable following the Effective Time; and (c) each Company Option that is a Rollover Share (whether vested or unvested) has been cancelled in exchange for an option to purchase a number of ordinary shares of Parent (the “Parent Shares”) equal to the number of Shares underlying such Company Option, under the terms to be determined by Parent.

At the Effective Time, as to the outstanding Restricted Shares that are not Rollover Shares: (a) each outstanding Restricted Share vested on or prior to the Effective Time (a “Vested Restricted Share”) has been cancelled in exchange for a right to receive either an equity incentive award of Parent with substantially the same economic value as such Vested Restricted Share under the terms determined by Parent, or as agreed upon by the holder thereof and Parent, $27.40 in cash; (b) each outstanding Restricted Share not vested on or prior to the Effective Time (an “Unvested Restricted Share”) has been cancelled in exchange for a right to receive an equity incentive award of Parent with substantially the same economic value as such Unvested Restricted Share under the terms to be determined by Parent. The payment or grant of substituted equity incentive awards in connection with the treatment of applicable Restricted Shares will be made by the surviving corporation or Parent, as applicable, as promptly as practicable following the Effective Time; and (c) each outstanding Restricted Share that is a Rollover Share (whether vested or unvested) has been cancelled in exchange for a right to receive one Parent Share.

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market (“NASDAQ”) and the ADS program for the Shares will terminate. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Issuer’s reporting obligations under the Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in their entirety as set forth below:

(a) & (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5. As of the date of this Amendment, the Reporting Persons do not beneficially own any Shares or have any voting power or dispositive power over any Shares.

(c) Except as set forth in Item 4 of this Amendment, none of the Reporting Persons has effected any transactions in the Shares during the past 60 days.

(d) Not Applicable.

(e) April 8, 2016.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2016

Gstone Investment International Ltd.

By:	/s/ GE Xiaobo
Name:	GE Xiaobo
Title:	Director

Goldstone Investment International Limited

By:	/s/ GE Xiaobo
Name:	GE Xiaobo
Title:	Director

Goldstone Boxin Investment Management Co., Ltd.

By:	/s/ GE Xiaobo
Name:	GE Xiaobo
Title:	Chairman of the Board of Directors

Goldstone Investment Co., Ltd.

By:	/s/ ZHANG Youjun
Name:	ZHANG Youjun
Title:	Chairman of the Board of Directors

CITIC Securities Company Limited

By:	/s/ ZHANG Youjun
Name:	ZHANG Youjun
Title:	Chairman of the Board of Directors

Uranus Connection Limited

By:	/s/ SUN Yao
Name:	SUN Yao
Title:	Chief Executive Officer

SCHEDULE A

Directors and Executive Officers

The names of the directors and the names and titles of the executive officers of each of the Reporting Persons and their principal occupations are set forth below.

I. Uranus Connection Limited

Name	Position	Present Principal Occupation	Citizenship
Shuguang Qi	Sole Director	*	PRC
Yao Sun	Chief Executive Officer	*	United States

* The principal occupation is the same as his/her position with Goldstone.

The business address of each of the director and executive officer is c/o 17/F, CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing, the PRC.

II. Gstone Investment International Ltd.

Name	Position	Present Principal Occupation	Citizenship
Youjun Zhang	Director	Chairman of CITIC Securities Company Limited	PRC
Xiaobo Ge	Director	Chief Finance Officer of CITIC Securities Company Limited	PRC
Shuguang Qi	Director	*	PRC

* The principal occupation is the same as his/her position with Goldstone.

The business address of each of the directors is c/o 17/F, CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing, the PRC.

III. Goldstone Investment International Limited

Name	Position	Present Principal Occupation	Citizenship
Youjun Zhang	Director	Chairman of CITIC Securities Company Limited	PRC
Xiaobo Ge	Director	Chief Finance Officer of CITIC Securities Company Limited	PRC
Shuguang Qi	Director	*	PRC

* The principal occupation is the same as his/her position with Goldstone.

The business address of each of the directors is c/o 17/F, CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing, the PRC.

IV. Goldstone Boxin Investment Management Co., Ltd.

Name	Position	Present Principal Occupation	Citizenship
Youjun Zhang	Director	Chairman of CITIC Securities Company Limited	PRC
Xiaobo Ge	Director	Chief Finance Officer of CITIC Securities Company	PRC
Shuguang Qi	Director and General Manager	*	PRC

* The principal occupation is the same as his/her position with Goldstone.

The business address of each of the directors and executive officer is c/o 17/F, CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing, the PRC.

V. Goldstone Investment Co., Ltd.

Name	Position	Present Principal Occupation	Citizenship
Youjun Zhang	Director	Chairman of CITIC Securities Company Limited	PRC
Xiaobo Ge	Director	Chief Finance Officer of CITIC Securities Company	PRC
Shuguang Qi	Director and General Manager	*	PRC

* The principal occupation is the same as his/her position with Goldstone.

The business address of each of the directors and executive officer is c/o 17/F, CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing, the PRC.

VI. CITIC Securities Company Limited

Name	Position	Present Principal Occupation	Citizenship
Youjun Zhang	Executive Director, Chairman	*	PRC
Minghui Yang	Executive Director, Management Director	*	PRC
Ke Yin	Executive Director	*	PRC
Jun Fang	Non-executive Director	General manager of the investment management division of China Life Insurance (Group) Company	PRC
Ke Liu	Independent Non-executive Director	Professor of Beijing Language and Culture University	PRC
Shangwei Chen	Independent Non-executive Director	*	PRC
Jia He	Independent Non-executive Director	Professor of South University of Science and Technology of China	PRC

* The principal occupation is the same as his/her position with CITIC Securities.

The business address of each of the directors and executive officers is c/o 10/F, CITIC Securities Tower, No. 48 Liangmaqiao Road, Chaoyang District, Beijing, the PRC.